PARSONS/BURNETT/BJORDAHL, LLP

Attorneys

www.pblaw.biz

James B. Parsons

Robert J. Burnett

Stacy A. Bjordahl

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA FACSIMILE AND EDGAR CORRESPONDENCE

February 21, 2008

Mr. Chris White

Branch Chief

Mr. Gary A. Newberry

Mr. George Schuler

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 7010

Re:

Klondike Star Mineral Corporation

Form 10-K for Fiscal Year Ended February 28, 2007

Filed May 30, 2007

Forms 10-Q for Fiscal Quarters Ended May 31, 2007 and August 31, 2007

Filed July 16, 2007 and November 7, 2007

File No. 0-30965

Dear Messrs. White, Newberry and Schuler:

We represent Klondike Star Mineral Corporation. (the “Company”) regarding certain securities matters.  The Company has received your letter dated February 14, 2008, with comments regarding the above-referenced annual and quarterly reports filed on behalf of the Company.

On behalf of the Company, we would like to request a fourteen (14) day extension of time to answer the comments set forth in the February 14, 2008, letter.  This would extend the due date for responses until March 13, 2008.  Please also be advised that the Company may need to request additional time past the 14 days, as its geologists are currently out of the country and the time needed to fully respond will not be known until they return.

Mr. Chris White

Mr. Gary A. Newberry

Mr. George Schuler

Division of Corporate Finance

United States Securities and Exchange Commission

February 21, 2008

On behalf of the Company, we would appreciate your consideration in reviewing this request.   Please contact this office with any comments or questions with regard to this matter.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc:  Company